

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Via E-mail
Mr. Richie Boucher
Group Chief Executive
The Governor and Company of the Bank of Ireland
40 Mespil Road
Dublin 4, Ireland

> **Re: The Governor and Company of the Bank of Ireland**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **Form 6-K Filed August 10, 2012**
> **File No. 001-14452**

Dear Mr. Boucher:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Michael R. Clampitt

                                        Michael Clampitt
                                        Senior Counsel

cc: Via E-mail
        Brendan Lonergan
        Head of Finance Services
        Bank of Ireland